Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF
MARCH 20, 2014

DATE, TIME AND PLACE: On March 20, 2014 at 11:30 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 9th floor in the city and state of São Paulo.
CHAIR: Pedro Moreira Salles.
QUORUM: The full complement of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:
1.       Elect to the position of member of the Audit Committee DIEGO FRESCO GUTIERREZ, Uruguayan, married, accountant, ID RNE-CGPI/DIREX/DPF/V-203.593-3, enrolled in the tax register (CPF) under number 214.970.328-90, domiciled  in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 9th floor, Parque Jabaquara, CEP 04344-902 for the current annual term of office to expire with the investiture of those elected at the first meeting of this Board of Directors subsequent  to the Annual General Meeting of 2014.

2.      Place on record that the elected member (i) presented substantiating documents of compliance with the prior conditions for electability pursuant to Law 6.404/76 and current regulations, in particular, National Monetary Council resolutions 3.198/04 and 4.122/12 and the Brazilian Securities and Exchange - CVM Instruction 308/99; and that (ii) his investiture shall be formalized as soon as his election is ratified by the Central Bank of Brazil.

3.       Appoint the newly elected member of the Audit Committee, DIEGO FRESCO GUTIERREZ, as qualified above, to the function of financial specialist of the Audit Committee of the Itaú Unibanco Conglomerate with responsibilities pursuant to Resolution 3.198/04 of the National Monetary Council and the Sarbanes-Oxley Act of the Congress of the United States, in light of his proven knowledge in the accounting and auditing areas. The function of financial specialist shall remain under the responsibility of Guy Almeida Andrade until the investiture of Diego Fresco Gutierrez is duly formalized.

4.       Subsequently, pursuant to the powers granted to it in the Corporate Bylaws, the Board of Directors registered in the minutes its cognizance of the following documents:

(i) quantitative and qualitative report of the work of the sole In-house Ombudsman instituted  at Itaú Unibanco S.A., with respect to its activities in the second half of 2013,  as well as the evaluation report issued by the Internal Audit of Itaú Unibanco S.A. and the report of PricewaterhouseCoopers Auditores Independentes;

(ii) annual report of the Compensation Committee.

CONCLUSION: The meeting’s agenda having been completed, these minutes were drafted and having been read and approved by all, were duly signed. São Paulo (SP), March 20, 2014. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer